

INVESTOR BOOK
2004





Forward-Looking Statements

Some or all of the documents in this book contain or are based in whole or in part on "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements (which usually are introduced with words such as "expect," "anticipate," "plan," "believe" and other words having a similar meaning and used in connection with future events) are founded on expectations, estimates and projections that reflect Management's good-faith evaluation of information available at the time the statements were made. As such, they are based upon, and will be influenced by, a number of external variables -- more particularly described and identified in our most recent annual report and quarterly report to the Securities and Exchange Commission (SEC) on Form 10-K and Form 10-Q -- over which the Corporation may have no, or incomplete, control: for example, (1) changes in the economic or credit environment in the United States and abroad; (2) competitive conditions and pricing levels; (3) legislative and regulatory developments; (4) changes in tax laws; and (5) other risks and uncertainties not now identified. Accordingly, actual outcomes and results already or eventually may differ materially from those indicated in such forward-looking statements.

We undertake no obligation publicly to correct or update any forward-looking statement; should we elect to update one or more such statements, we undertake no obligation to make further updates, with respect either to the updated statement(s) or to any other statement. Corrections and updates may appear in our public filings with the Securities and Exchange Commission, which you are advised to consult.

An Introduction to Norfolk Southern

OUR VISION:
Be the safest, most customer-focused and successful transportation company in the world

Description of Business

Norfolk Southern Corporation (NYSE: NSC) is a Virginia-based holding company with headquarters in Norfolk. It controls a major freight railroad, Norfolk Southern Railway Company.

The railway operates more than 21,500 route miles in 22 eastern states, the District of Columbia and the province of Ontario, Canada, serves 20 seaports and lake ports and connects with rail partners in the West and Canada, linking customers to markets around the world. Norfolk Southern provides comprehensive logistics services and offers the most extensive inter-modal network in the East.

Major Subsidiaries

Pocahontas Land Corp. owns and/or manages more than a million acres of coal resources in Alabama, Illinois, Kentucky, Tennessee, Virginia and West Virginia.

Triple Crown® Services provides truck-competitive intermodal service featuring the innovative RoadRailer® trailer.

Equal Employment Opportunity Policy

Norfolk Southern Corporation's policy is to comply with all applicable laws, regulations and executive orders concerning equal employment opportunity and nondiscrimination and to offer employment on the basis of qualification and performance, regardless of race, religion, color, national origin, sex, age, sexual orientation, veteran status, the presence of a disability or any other legally protected status.

Environmental Policy

Norfolk Southern's environmental policy requires every employee to understand and comply with environmental requirements on the job.

Public agencies and the affected public are to be informed of any incident with the potential to cause environmental harm. Wastes are to be minimized through recycling, reduced consumption and use of environmentally preferred materials, and non-polluting technologies. Cooperation is to be given all governmental/environmental authorities. All laws and regulations related to protecting the environment and transporting environmentally sensitive materials are to be complied with in full.

Our Mission

Norfolk Southern's mission is to enhance the value of our stockholders' investment over time by providing quality freight transportation services and by undertaking any other related businesses in which our resources, particularly our people, give the company an advantage.



Our Creed

We are responsible to our stockholders, customers, employees and the communities we serve.

For all our constituencies, we will make safety our highest priority.

For our customers, we will provide quality service, always trying to reduce our costs in order to offer competitive prices.

For our stockholders, we will strive to earn a return on their equity investment that will increase the value of their ownership. By generating a reasonable return on invested capital, we will provide the security of a financially strong company to our customers, employees, stockholders and communities.

For our employees, our greatest asset, we will provide fair and dignified treatment with equal opportunity at every level. We will seek a talented, diverse work force and management with the highest standards of honesty and fairness.

For the communities we serve, we will be good corporate citizens, seeking to enhance their quality of life through service, jobs, investment, and the energies and good will of our employees.

Corporate Governance Guidelines

Norfolk Southern is committed to high standards of corporate governance, and the board of directors acted in 2003 to strengthen the company's policies.

◗ Implementing new rules of the New York Stock Exchange, the board determined that all NS directors are independent, with the exception of David Goode, NS chairman, president and chief executive officer.

◗ Board committees were restructured in January 2004. A new Governance and Nominating Committee combines duties previously held by two separate board committees and improves coordination between the two important and related functions. The new committee structure also stipulates that only independent directors may serve on the Compensation, Performance-Based Compensation, Audit and Governance and Nominating committees.

◗ A revised Code of Ethics now applies to directors in addition to officers and employees.

◗ A new Code of Ethical Conduct for Senior Financial Officers was adopted.

◗ Corporate Governance Guidelines, board committee charters, the corporation's bylaws, Code of Ethics, Code of Ethical Conduct for Senior Financial Officers and procedures for reporting accounting concerns are posted on the NS web site at www.nscorp.com.



◗ The board and the committees continue to perform annual self-evaluations, which are established practice at NS.

◗ The Internal Audit Hotline, in existence for many years, has been designated for use by employees and third parties who wish to report concerns about accounting and audit matters confidentially. The number is (800) 732-9279.

◗ The NS board has determined that the Audit Committee includes at least one audit committee financial expert.

◗ While companies are not yet required to include a management report on internal control and auditor's assessment, NS included an independent public accountant's report on management's assertion of the effectiveness of the company's internal control over financial reporting in its annual reports for 2002 and 2003.

◗ Shareholders can contact outside board members by sending written communication to the Chair of the Governance and Nominating Committee, c/o Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, Norfolk, Virginia 23510. All communications directed to this address will be forwarded to the Chair.

Quality Processes Add Value

Norfolk Southern continues to raise the bar in the Thoroughbred Quality process by using Six Sigma problem-solving methodology. In its third year of using Six Sigma, NS employee teams have completed 70 projects to improve operations and service. Six Sigma is a fact-based methodology, which evaluates problems that cause variation in the quality of service. NS trained 66 green-



Six Sigma

reducing locomotive lube oil leaks

russ mcdaniel
blackbelt
director process improvement
research & tests
roanoke

"We're on track to reduce leaks by 25 percent and save the company about $400,000 per year," McDaniel said. He credited Six Sigma's emphasis on teamwork as key to this project's success. "This outstanding cooperative effort is protecting the environment and improving our use of locomotives as a valuable asset."

belts, two blackbelts and 69 champions in 2003. NS plans to train 60 greenbelts, 10 blackbelts and 60 champions in 2004.

By adopting Six Sigma methods, Norfolk Southern demonstrates its commitment to continual quality improvement, a requirement to maintain registration to the internationally recognized ISO 9001:2000 standard. The company's transportation operations, major mechanical shops and six other key business areas are registered to the recently revised ISO 9001:2000 standard, which requires reflecting the voice of the customer in addition to adoption of a continual improvement process. Six Sigma is that process.

Through Six Sigma methods, Norfolk Southern has made changes to its Thoroughbred Operating Plan to increase on-time performance and has begun studies of local operating plans to reduce service variation. In addition, NS changed several locomotive maintenance practices, which has improved efficiency. NS also has worked to reduce cycle times for specific traffic lanes and has implemented changes to reduce train delays due to detector malfunctions and signal failures.

NS Supports Employee Reservists

Norfolk Southern continued its support of employee reservists activated for Oper-

Schedule of Quarterly Earnings Meetings

Norfolk Southern is scheduled to hold the following quarterly meetings in 2004:

First Quarter
April 28, 2004

Second Quarter
July 28, 2004

Third Quarter
October 27, 2004

Norfolk Southern conducts its meetings at Chase World Headquarters, 270 Park Avenue, New York, in the third floor auditorium unless otherwise indicated. A live broadcast of the meeting (listen-only) is available through the company's web site at www.nscorp.com under the "Investors" section. Prepared remarks and slides of the presenters and dates of future analyst meetings are posted in the section as well. Audio replays of the broadcasts are available on the web site following each meeting.

Norfolk Southern also broadcasts each meeting through a conference call (listen-only) that is available by dialing (973) 582-2713 several minutes prior to 9 a.m. eastern time. Audio replays are available for one week following the meeting and details regarding digital replays are provided each quarter.

For electronic notification of earnings events, subscribe to NSInvest, Norfolk Southern's e-mail distribution list for news releases on earnings and issues pertaining to the financial performance of Norfolk Southern Corporation. To subscribe, simply follow instructions on the company's web site under the "Investors" section.

ation Enduring Freedom, the war on terrorism declared by President George W. Bush. Beginning with the activation of reservists in 2001, NS has offered enhanced benefits designed to help employees and their families during the deployments. The leave benefits include a monthly income supplement and continued health care and life insurance coverage.

Safety and Performance Recognition
E.H. Harriman Memorial Gold Medal Award for Employee Safety

Norfolk Southern employees earned in 2003 an unprecedented fourteenth consecutive award for the best safety record among the nation's largest railroads. The Harriman is awarded in May based on the company's safety performance in the prior year.

Until it has achieved the ultimate goal of an accident- and injury-free workplace, NS will strive to improve its safety practices.

NS' focus on employee safety has translated into train and community safety, with the Thoroughbred consistently leading major U.S. railroads with the lowest ratio of cars derailed per billion car-miles.

That record is especially important with regard to NS' hazardous materials transportation services. By 2003, the railroad was moving some 340,000 hazardous material loads annually. Safety outreach includes training state and local emergency responders as part of the Transportation Community Awareness Emergency



Response (TRANSCAER) initiative to assist communities in developing their hazardous material emergency response plans.

Performance Recognition

Operating efficiency improvements translate into better service. NS achieved a new record of consecutive days without a service failure for customer United Parcel Service, including a perfect fall peak season. The error-free service streak exceeded 100 days, continued into 2004.

Norfolk Southern received the following customer service awards in 2003.

◗ **Schneider National's Partners in Quality Award** was awarded to NS for achievements in service, innovation, continuous improvement and ease of doing business.

◗ **Toyota Logistics Services Inc. - Logistics Excellence Awards for On-time Performance and Quality Performance.** NS earned these awards for providing transportation of finished vehicles with fewer defects than any other Toyota rail carrier and providing consistent, reliable service.

◗ **Logistics Management Magazine's Best Intermodal Service Provider** award for the third consecutive year to Triple Crown Services Company, an NS affiliate.

◗ **Coors Brewing Company Transportation Supplier of the Year**.

◗ **Eaglebrook, Inc.'s Carrier of the Year Award**.

◗ **TRANSCAER ® National Achievement Award** was awarded by the American Chemistry Council to NS for outstanding support of the National Transportation Community Awareness and Emergency Response program. TRANSCAER is a safety and educational effort among manufacturers, distributors and transporters of hazardous materials.

◗ **Hershey Corp.'s Galaxy Award** was awarded to local NS crews serving Hershey facilities.

Norfolk Southern System

Norfolk Southern's system extends over 21,500 route miles, serving 22 states, the District of Columbia and the province of Ontario, Canada.

Norfolk Southern offers the East's most extensive intermodal network and provides comprehensive transportation logistics services supported by innovative data systems and technology.

Norfolk Southern's network is comprised of three regions: 1) Eastern, 2) Western, and 3) Northern and blankets much of the eastern U.S.

For international business, NS serves 20 seaports and lake ports and connects with western and Canadian partners, linking customers to markets around the world.





Waterville

Ayer

Albany

Buffalo   Binghamton

Detroit   New York/New Jersey

Cleveland   Harrisburg   Philadelphia

Chicago   Ft. Wayne   Wilmington

Des   Pittsburgh   Altoona
Moines

Baltimore

Cincinnati
Indianapolis   Charleston

Kansas City   Louisville   Norfolk/Hampton Roads

St. Louis   Roanoke

Knoxville   Morehead City

Charlotte

Chattanooga   Columbia

Memphis   Atlanta   Charleston

Birmingham   Macon   Savannah

Meridian

Dallas   Brunswick
                                                 Jacksonville

Mobile

New Orleans

Miami

**Norfolk Southern Railway and its
Railroad Operating Subsidiaries** ——

NS Trackage/Haulage Rights - - - -

Pocahontas Land Corporation

Pocahontas Land Corporation (PLC) is Norfolk Southern's natural resource subsidiary and a vital contributor to its core rail business. PLC owns and/or manages a million acres of land containing coal in Alabama, Illinois, Kentucky, Tennessee, Virginia and West Virginia.

Coal

Coal mining lessees produced a total of 31.3 million tons of coal in 2003, most of which was hauled by NS. To date, more than 2.5 billion tons of coal has been mined from PLC and affiliated properties. The company is constantly seeking coal lands to supply NS' rail lines and the markets of the 21st Century. PLC estimates its remaining coal reserves to be 1.8 billion tons, categorized as shown in the charts to the right.

PLC has interests in joint ventures involving a state-of-the-art lumber manufacturing plant near Charleston, W.Va.; a crosstie production facility near Justice, W.Va.; and another lumber and crosstie mill near Duffield, Va. Both crosstie mills supply crossties to Norfolk Southern. PLC also has an interest in a joint venture involving Twisted Gun Golf Course, which is located on reclaimed surface mined land.

PLC continues to pursue profitable growth opportunities and strives to achieve its vision to be the most responsible, innovative and successful owner and manager of natural resource properties.

*By Volatile Matter**
(tons)

Low-volatile	309 million
Mid-volatile	101 million
High-volatile	1,408 million
Total	1,818 million

* Volatile matter is a key coal characteristic that coke producers consider in determining coal blends for their coke that goes into blast furnaces.

*By Sulfur Content***
(tons)

Compliance	588 million
Low-sulfur	874 million
High-sulfur	356 million
Total	1,818 million

** Compliance < 1.2 lbs.SO2 / mmBtu
Low-sulfur 1.2-2.5 lbs. SO2 / mmBtu
High-sulfur > 2.5 lbs. SO2 / mmBtu



Pocahontas Land Royalty Income***
($ millions)



1999	2000	2001	2002	2003
$49	$47	$52	$48	$39

*** Excludes income for years prior to 2001 from oil, gas, and timber interests that were disposed of in 2000.

Triple Crown® Services

Triple Crown Services (TCS) is a bimodal, truckload transportation company utilizing unique RoadRailer® trailers to combine both over-the-road and on-the-rail transportation.

The company has headquarters in Fort Wayne, Ind., and maintains a fleet of over 5,500 trailers, providing transportation service throughout the eastern two-thirds of the U.S. and to Toronto and Montreal, Canada.

Environmentally positive, TCS takes traffic off the highways, reducing airborne pollutants and lessening the demands on the highway infrastructure.

TCS offers a door-to-door truckload service featuring the innovative RoadRailer trailer, which can go anywhere and do anything a conventional truck can do, plus it has the capability of riding directly on the rails.

Truckload freight is picked up from shippers and driven to one of 12 Triple Crown Services terminals, where trailers are set on railroad wheels, called bogies. The assembled trains then travel to destination terminals, where trailers are hooked to tractors and delivered to consignees.

In July 1998, Triple Crown Services became an ISO: 9002 registered company. This registration enables TCS to create a product that supports the company's quality policy, which states: "Triple Crown Services is committed to creating value by providing high quality, customer-focused transportation service in a safe and growing environment."

In 2003, Owens Corning named Triple Crown Services its "North America 2002 Intermodal Carrier of the Year" for demonstrating the ability to bring value and service to Owens Corning through superior, on-time performance and for 15 years of service excellence as an Owens Corning partner.

Additionally, TCS was named in 2003 the top Intermodal Service Provider by *Logistics Management & Distribution Report,* marking the second consecutive year that Triple Crown earned the top honor in *Logistics* magazine's "Quest For Quality" customer survey.







TripleCrown Services

Service Network

Montreal
Toronto
Grand Rapids
Detroit
Milwaukee
Chicago
Cleveland
Bethlehem
Sandusky
Fort Wayne
Harrisburg
Columbus
Indianapolis
Kansas City
St. Louis
Atlanta
Dallas
Jacksonville
Houston
Orlando
Tampa
Laredo
Miami
Monterrey

TripleCrown
Service



Markets — An Overview

Market Mix

Norfolk Southern's balanced traffic portfolio reduces dependence on any one sector of the economy.

In 2003, general merchandise traffic accounted for 58% of total Norfolk Southern revenues, while coal accounted for 23% and intermodal 19%. Norfolk Southern continues to focus on increasing revenues and profitability in each market group to realize the potential of its expanded network.

The payoff for improvements in operating performance and service is better business results. Overall for 2003, revenue increased $198 million on 2% more carloads than in 2002. Service improvements and marketing efforts led to a significant conversion of both intermodal and merchandise traffic from the highways to the rails. Most of the revenue improvement was the result of higher traffic volumes. NS continues to strengthen its network for supporting new business growth anticipated as a result of improved service and a more robust economy.

* On June 1, 1999, NS began operating a substantial portion of Conrail's properties. As a result, both its railroad route miles and the number of its railroad employees increased by approximately 50% on that date.

Sources of 2003 Railway Operating Revenues



Agriculture 11%
Coal 23%
Metals and Construction 11%
Paper/Forest 10%
Chemicals 12%
Automotive 14%
Intermodal 19%

Total Rail Carloads and Revenues

Revenue ($Mil.) ▪ Carloads (000)



	1999*	2000	2001	2002	2003
Revenue ($Mil.)	$5,242	$6,159	$6,170	$6,270	$6,468
Carloads (000)	5,961	6,847	6,625	6,721	6,861



Coal

Business Description

Norfolk Southern Corporation is one of the nation's largest transporters of coal for utilities, steel producers, and industrial users and for export to 13 countries around the world.

Norfolk Southern serves coalfields in Virginia, West Virginia, Kentucky, Pennsylvania, Indiana, Illinois, Ohio, Alabama and Tennessee. These coalfields contain some of the world's best low-sulfur, high-Btu steam coals and high-quality metallurgical coals. NS also transports western, low-sulfur, Powder River Basin coal to eastern and mid-western utilities.

2003 Review / 2004 Outlook
Utility Coal

In 2003, NS utility coal tonnage increased 2% compared with 2002. Gains reflect in part by a full year of operation of two projects that were completed in prior years that captured traffic previously served by truck and barge. Earlier in the year, higher natural gas prices and colder temperatures caused coal-fired generating stations to run at near capacity in the Northeast, reducing higher stockpiles that were carried forward from 2002. However, the mild temperatures through the remainder of the year diminished seasonal demand for coal. National Oceanic Atmospheric Administration (NOAA) forecasters indicate that the NS service region was adversely impacted by cooler- and wetter-than-average weather for most of the year, including the summer months. Coal volumes to utilities in the South decreased 4% due primarily to weather-related concerns and extended power plant outages for the installation of environmental emission-control technology.



Percent of 2003 Total Revenues

Coal 23%



5-Year Carloads and Revenues

■ Revenue ($Mil.)   □ Carloads (000)

Year	Revenue ($Mil.)	Carloads (000)
1999	$1,322	1,519
2000	$1,435	1,687
2001	$1,521	1,695
2002	$1,441	1,610
2003	$1,500	1,615



Utility Coal Tonnage Handled
(tons in millions)

1999	2000	2001	2002	2003
107	119	132	128	130



Export Coal Tonnage
(tons in millions)

1999	2000	2001	2002	2003
18	20	14	11	12



Two of NS' utility customers, Duke Energy (Duke) and Carolina Power and Light (CP&L), filed rate reasonableness cases with the Surface Transportation Board (STB). Late in 2003, the Surface Transportation Board issued rulings on these two separate cases, which remain subject to petitions for rehearings and appeals.

The outlook for utility coal remains positive. Coal-fired generation continues to be the lowest cost source for electric generation that has additional growth capacity. Current market conditions are expected to allow NS to continue to improve yields in this market. Going forward, utilities are expected to continue to use coal-fired plants to meet increased electricity demand, which is caused in part by coal's low generating cost, a generally strengthening economy and the liklihood of more normal weather patterns in 2004, as projected by NOAA.

There remains a number of evolving environmental issues that have the potential to impact the utility coal market. These include a new national energy policy, proposed multi-emissions legislation, mercury emissions standard, new source review and the fate of the United States participation in the Kyoto Protocol. Although impending developments with these environmental issues could potentially increase cost pressures on coal-fired generation, the outlook remains positive for maintaining coal's position in the power generation mix for regions served by NS. Favorable developments with these issues could ease cost pressures on coal-fired generation, further strengthening coals' position.

Export Coal

Export coal tonnage increased 9% in 2003 compared with 2002. Coal exported through Baltimore, Md., which is primarily steam coal, declined 41% due to strong domestic demand. Export coal tonnage transshipped through Lambert's Point, which is primarily metallurgical coal, increased 27.8% in 2003 over year-earlier levels.

In 2003, the significant increase in demand for metallurgical coal and coke for steel production in China was primarily responsible for the increase in export volumes from the United States. Steel production in China, showing double-digit improvements each month in 2003, increased demand for metallurgical coal and coke in China, which shifted Chinese exports of these commodities to domestic consumption. As a result, a worldwide coke shortage developed. The European steel industry was hit the hardest as coke availability from China diminished significantly. The European mills decreased coking times at their own coke batteries to maximize production, and the mills worked to increase their pulverized coal injection rates to reduce the consumption of coke.

Shortened coking times require coke producers to increase the quality of metallurgical coal feedstock. The supplier of choice for that quality of metallurgical coal is the United States. In addition, ocean freight rates are at record highs. Spot vessel rates from Australia to Europe more than tripled, while Atlantic rates increased, but less dramatically. The combination of the resulting gap in ocean freight rates and the shorter sailing times has given the United States a competitive advantage in European markets. Also,

Export Coal Transshipped through Lamberts Point by Destination Country (tons)

	TWELVE MONTHS		
	2001 **(Net Tons)**	**2002** **(Net Tons)**	**2003** **(Net Tons)**
Italy	2,854,988	1,920,895	2,015,392
Belgium	1,424,823	1,518,527	643,557
France	2,015,704	1,084,305	2,429,072
Brazil	1,552,802	973,281	1,345,594
Spain	585,358	773,977	1,037,825
Holland	1,048,687	744,081	167,692
Algeria	242,140	315,845	407,373
United Kingdom	482,210	303,232	374,475
Turkey	331,592	272,959	656,625
Bulgaria	210,193	164,091	530,190
Finland	250,445	160,781	107,258
Egypt	155,517	81,659	566,265
Morocco	-	-	346,577
Korea	167,383	-	-
Peru	31,668	-	-
Romania	70,242	-	-
South Africa	60,265	-	-
Hungary	69,144		
Total	**11,553,161**	**8,313,633**	**10,627,895**
Through Baltimore	2,722,101	2,638,176	1,565,859
Total Export Coal	**14,275,262**	**10,951,809**	**12,193,754**

the decline in the value of the U.S. dollar relative to foreign currency, such as the Euro and Australian dollar, also increased demand for U.S. metallurgical coal abroad.

Strong domestic steam coal prices coupled with reduced metallurgical coal production have limited export growth in the United States. Going forward, the stage is set for further recovery in export volumes, and export growth will depend largely upon the availability of coal supply from key metallurgical mines on NS lines. Pricing also should improve.

Metallurgical Coal, Coke and Iron Ore

Domestic metallurgical coal, coke and iron ore traffic volumes decreased 5% in 2003 compared with 2002 due primarily to industry restructuring. The shift in the metallurgical and coke market in China has significantly impacted domestic buying patterns. Chinese metallurgical coal that had been exported was redirected to China's domestic market, causing importers of Chinese metallurgical coal to purchase metallurgical coal elsewhere in the world market. In addition, China began to import metallurgical coal to satisfy its demand. At the same time, Poland closed a number of its metallurgical coal mines, and Russia's metallurgical coal virtually disappeared from the market. The consolidation of the Canadian coal industry and the production issues in Australia further reduced the available supply to the world market. In sum, the spike in demand in China coupled with the contraction in world coal supply resulted in a significant shortfall of metallurgical coal tonnage in 2003.

Blast furnaces, fewer in number than in previous years, were in full operation for much of 2003. The high price of imported coke caused demand for domestically produced coke to increase, resulting in the



construction of a new coke plant on NS. The new plant is expected to produce coke for domestic steel producers. NS expects to transport nearly 800,000 tons of inbound coal and more than 500,000 tons of outbound coke to various locations from this facility when this plant is completed. Volumes are expected to grow as the demand for coke continues to increase.

Future demand for domestic metallurgical coal, coke and iron ore is expected to increase in 2004 due to the shortage that exists in the world market. Continued rationalization of the steel industry is expected. While fewer blast furnaces will be in operation, the remaining furnaces are expected to run near capacity, resulting in increased metallurgical coal volume and yield improvements due to the shortages. Potential constraints to growth are the availability of coal from a metallurgical coal mine on NS that was idled in 2003

but is expected to reopen in 2004.

Other Coal

In 2003, other coal traffic, principally steam coal shipped to manufacturing plants, decreased modestly compared with year-earlier volumes. This sector experienced downward pressure exerted by the downturn in the domestic economy. Going forward, a recovery in this sector depends in large part upon the health of the U.S. economy and appears to

be stabilizing as new business is attracted from industrial customers. A recovery in this sector will likely trail that of the U.S. economy as production of finished goods will increase following the depletion of inventories. Once coal inventories are sufficiently reduced, shipments will be restored. Also, the volatility in the price of natural gas should influence higher coal consumption as customers with dual-firing capability have the option to switch from gas to coal.

Intermodal

Business Description

Intermodal shipments involve the transportation of shipping containers or truck trailers by rail. Norfolk Southern segments its intermodal business into four groups: 1) International, 2) Premium, 3) Domestic, and 4) Triple Crown.

1) International: Traffic in this segment is generated from a large number of Atlantic and Gulf Coast ports served by NS, as well as interline mini-landbridge Pacific trade business generated through the West Coast ports.

2) Premium: This is the most demanding segment in terms of service, and our share of this traffic is expected to increase with service improvements. Customers in this group include UPS, United States Postal Service, and select LTL carriers.

3) Domestic: This segment also is very service sensitive and will provide a considerable source of traffic growth as service continues to improve and as product offerings expand. Customers in this group include JB Hunt, Hub Group, Schneider National, and other motor carriers and Intermodal Marketing Companies (IMCs).

4) Triple Crown: Triple Crown Services (TCS) provides very high quality, retail, door-to-door intermodal services that directly compete with over-the-road motor carriers in medium-haul lanes as well as select long-haul lanes. TCS maintains its own network of 13 terminals and a 5,600-unit fleet of high-cube intermodal equipment.

Facilities: All of the terminals shown on NS' Intermodal Map are dedicated to handling Intermodal business.

Percent of 2003 Total Revenues



Intermodal 19%

5-Year Carloads and Revenues



Revenue ($Mil.) — Units (000)

Year	Revenue ($Mil.)	Units (000)
1999	$849	1,896
2000	$1,119	2,242
2001	$1,123	2,214
2002	$1,181	2,354
2003	$1,239	2,467





NS directly or through strategic agreements serves 52 facilities extending from Maine to Louisiana and from Miami to Chicago. NS has the most comprehensive intermodal network east of the Mississippi River.

2003 Review

In 2003, NS Intermodal generated 2.5 million units of intermodal volume with corresponding revenue of $1.24 billion, representing a 5% increase in volume and a 5% increase in revenue over 2002. 2003 was a record year, influenced by new service enhancements and improved train speed that enabled significant conversions from truck to rail and solidified NS' position as a partner for premium, truckload and less-than-truckload carriers. NS posted the best on-time intermodal performance in the industry that enabled NS to offer new service guarantees, including the first local guaranteed service lane from Chicago to the Northeast and a doubling of the number of lanes in NS' interline "Blue Streak" guaranteed service.

In addition, NS continued its strong growth in the international segment through continued enhancement of its East Coast service portfolio. Growth remains strong at the ports of New York/New Jersey; Norfolk, Va. (NIT); and Savannah, Ga., where NS has on-dock rail service. The shift in international business to the "all water services" calling on the East Coast ports continues to be strong, and NS is well positioned to secure a significant portion of this business through on- and near-dock services at all of the major U.S. East Coast ports.

NS' transcontinental business experienced strong growth, especially to and from hubs in New Jersey; Philadelphia; Cleveland; Columbus, Ohio; Pittsburgh,

Pa.; Detroit; Cincinnati, Ohio; and Louisville, Ky.

Intermodal received two special acknowledgements for service excellence in 2003. First, Schneider National, the largest trucking company in the U.S., awarded NS its "Schneider Carrier of the Year" award for service performance, continuous innovation, and greater ease of doing business. For a third consecutive year, Triple Crown was the winner of Logistics Management Magazine's "Best Intermodal Service Provider" award.

Key Events in 2003:

February: NS and Union Pacific announce a new northbound service for domestic containers moving between Mexico and Texas to the Northeast and Southeast.

March: NS implements the Quality Equipment Program Plan to help identify damaged equipment, improve driver cycle times, and enhance ease of doing business.

April: NS announces improved service to and from the port of Savannah, Ga., with an additional day of service and expedited schedules to various points throughout NS' intermodal network.

June: After several enhancements to the Taylor, Pa., terminal and improvements in service schedules from Chicago to the Northeast, NS launches its first local guaranteed service in this corridor.

August - November: NS and UP expand the successful Blue Streak guaranteed service from the Northeast to Denver, Salt Lake City, and Los Angeles and offer reduced transit times from LATC to Atlanta.

Intermodal Route Structures and Ports Served


Canada
Northeast
Albany
Buffalo
Binghamton
Detroit
Chicago
Elkhart
Cleveland
Harrisburg
Ports of New York an
New Jersey
Ft.
Wayne
Pittsburgh
Philadelphia
Wilmington
Baltimore
Cincinnati
Kansas
City
St. Louis
Norfolk/Hampton Roads
Charlotte
Morehead City
Chattanooga
Memphis
Atlanta
Birmingham
Charleston
Savannah
Brunswick
Jacksonville
Southwest
Mobile
New
Orleans
Miami
Penn Route
Southern Tier Route
Southwest Gateway Route
Piedmont Route
Shenandoah Route
Mid-South Route
Bridge Route



October: NS and the Florida East Coast railroad announce schedule and performance improvements in the Chicago-Miami lane.

2004 Outlook

With expectations of continued economic growth, intermodal expects to outpace the economy. With existing network capacity to support growth, attention will remain on improving yield on the business while at the same time aggressively growing revenue across various lines of business. To allow for increased growth, NS is adding capacity to its Triple Crown fleet of RoadRailers.® In its conventional business, NS also will replace older 48-foot containers with new, more competitive 53-foot containers. Further, NS is focused on continuing to improve service, closing the gap between its product and over-the-road truck service and maintaining competitive advantage in the rail market.

Attracting the attention of truckers and shippers in 2004 is the new highway Hours of Service laws that began in January 2004. These new requirements could improve price position relative to truck, accelerate truck-to-rail conversion, and create an environment conducive to competitive rail pricing.

Finally, NS will continue its focus on maximizing revenue and velocity on its assets. In sum, a generally strengthening economy, rising truck costs, service improvement, and network capacity should benefit NS going forward.

Agriculture, Consumer Products and Government

Business Description

The Agriculture, Consumer Products and Government team has marketing and sales responsibility for the transportation of corn, wheat, soybeans, fertilizer, sweeteners, animal and poultry feeds, beverages, canned goods, and consumer products.

This group has a strong core traffic base that includes corn from the Midwest to the poultry industry in the Southeast; corn and soybeans to processors; fertilizer to industrial and agricultural customers; wheat to millers; flour from millers to bakeries; and sweeteners and food oils from processors to food and beverage manufacturers.

2003 Review

In 2003, the Agriculture, Consumer Products and Government group generated record traffic volume and revenue increases of approximately 7% and 8%, respectively, over 2002 results. Commodities contributing most to these increases were corn, fertilizer, military, sweeteners, and wheat. Only feed, food products and beverages showed a slight decrease.

For much of the year, NS realized improved grain volumes due to favorable corn and soybean growing conditions and crop locations in relation to Norfolk Southern's service areas.

NS handled record corn shipments in 2003. Corn, a key agricultural commodity for Norfolk Southern, generated a 4.3% increase in volume and an 8.1% increase in revenue. Due to drought conditions in 2002, which caused a depletion of inventories, there was a significant increase in demand for corn to Southeast feed mill customers and poultry producers in eastern Pennsylvania, Maryland, and Delaware. This demand resulted in increased long-



Percent of 2003 Total Revenues

Agriculture, Consumer Products and Government **11%**



5-Year Carloads and Revenues

Revenue ($Mil.) — Carloads (000)

	1999	2000	2001	2002	2003
Carloads (000)	496	535	519	518	556
Revenue ($Mil.)	$547	$622	$617	$637	$688





haul rail movements from NS' Midwest suppliers to these drought-stricken areas. In addition, NS continued to reap benefits of the continued growth and development of its 75-car grain shuttle program, or Mercury Service. Existing feed facilities have converted from 50-car service to 75-car service, and new facilities are currently under construction that are expected to utilize the 75-car program.

In anticipation of a robust ethanol market conditions, NS is developing strategies to manage and grow inbound corn shipments and outbound ethanol shipments, primarily to the Northeast. Rail shipments of ethanol began in late 2003 and are expected to continue going forward. NS expects to realize an increase in shipments to the New York and Connecticut markets when ethanol replaces the recently banned MTBE as an oxygenate additive for gasoline, possibly in 2004.

To support NS' grain-train network and enable the company to better manage its assets the Commodity Transportation Management System (CTMS), an asset utilization management tool, was developed and implemented in 2003. CTMS has improved customer service, enhanced communications via the Internet, provided better data quality and transit consistency, and reduced costs.

The increase in NS rail shipments of wheat from the Midwest to Pennsylvania flour mills was due to a decline in the local Pennsylvania wheat crop.

The increase in soybeans carloadings was due largely to an increase in export shipments to Southeast ports and an increase in shipments to soybean processors in the Midwest and Southeast. These long-haul movements to the ports, mainly from the Midwest and other additional shipments, resulted in a 24% increase of revenues in 2003 when compared with last year.

NS military shipments of vehicles and military impedimenta increased 32% over 2002 levels due primarily to Operation Enduring Freedom.

The re-opening of a PCS phosphate fertilizer facility in Occidental, Fla., has helped to increase phosphate shipments as well as in- and outbound ammonia shipments, contributing to a 33% and 11% increase in fertilizer carloads and revenue, respectively. While carloads and revenue increased, the return of this business has exerted downward pressure on revenue per car due to the short-haul, interplant phosphate rock movements at the facility in Occidental.

2004 Outlook

Due to last year's record corn shipments and the overall strong performance of the other commodities represented in this group, traffic volumes are not expected to exceed 2003 levels but should be consistent with 2003 levels for the following reasons:

▶ New Southeast feed mills are expected to come on line by late 2004.
▶ The continued success and expansion of Mercury Service, the 75-car shuttle train program to the Southeast, should continue to improve car utilization and augment corn volumes.
▶ Ethanol market growth is expected as a result of the ban on MTBE in the Northeast. This market expansion, however, is not anticipated until later in the year, after the construction of new terminals and the expansion of existing terminals is complete.
▶ The PCS phosphate fertilizer facility in Occidental is expected to continue moving export diammonium phosphate to China.
▶ With the continued improvement of service levels, NS expects to handle more transcontinental fresh and frozen foods.
▶ Federal NOx Clean Air Act projects are expected to increase urea and anhydrous ammonia shipments.

Automotive

Business Description

Norfolk Southern's Automotive Group markets the transportation of auto parts destined to assembly plants for vehicle manufacturing as well as finished vehicles to destination markets for final distribution to dealers.

2003 Review / 2004 Outlook

North American automotive production decreased 3% to 15.9 million units in 2003. Norfolk Southern's revenues decreased to $936 million, or 3%, and carloads declined to 645,000, or 3%, compared with 2002. To help offset market challenges during 2003, NS benefited from pricing improvements and new assembly plant production.

During 2003, NS volume and revenue benefited late in the year from the launch of the new F-Series Truck at Ford's Kansas City, Mo., and Norfolk, Va., assembly plants

as well as DaimlerChrysler's launch of the new Durango sports utility vehicle (SUV) at its Newark, De., assembly plant. Conversely, NS was challenged in 2003 by auto manufacturer decreases in production throughout the year.

NS gained 2,700 annual carloads of DaimlerChrysler vehicle traffic through the Petersburg, Va., auto distribution facility. NS also gained 5,800 carloads of new auto parts business in 2003.

In addition, Ford's model changeover and retooling at two larger assembly plants — the F-150 truck series plants in Norfolk, Va., and Kansas City, Mo. — was successfully completed in 2003. Although the changeover had a negative impact on 2003 volumes, the new models are selling well and should be a positive in 2004.

Percent of 2003 Total Revenues



Automotive
14%

5-Year Carloads and Revenues



Revenue ($Mil.) — Carloads (000)

Year	1999	2000	2001	2002	2003
Carloads (000)	611	692	622	663	645
Revenue ($Mil.)	$746	$921	$885	$961	$936



Norfolk Southern Railway System


Waterville
Canada
Albany
Ayer
Buffalo
Binghamton
Detroit
Cleveland
Chicago
Des Moines
New York/New Jersey
Harrisburg
Philadelphia
Ft. Wayne
Pittsburgh
Baltimore
Indianapolis
Charleston
Cincinnati
Roanoke
Kansas City
St. Louis
Louisville
Norfolk/Hampton Roads
Winston-Salem
Knoxville
Charlotte
Morehead City
Memphis
Chattanooga
Columbia
Birmingham
Atlanta
Charleston
Macon
Meridian
Dallas
Brunswick
Jacksonville
New Orleans
Mobile
FEC
Titusville
Miami
Auto Mixing Centers
Auto Parts JIT Rail Facilities
Auto Assembly Plants
Auto Distribution Facilities
Norfolk Southern Railway and its Railroad Operating Subsidiaries
NS Trackage/Haulage Rights



Automotive Assembly Plants Located on Norfolk Southern Since 1988

Manufacturer	Location	Production Date
Toyota	Georgetown, Ky.	May, 1988
Mitsubishi	Bloomington, Ill.	Sept., 1988
Subaru-Isuzu	Lafayette, Ind.	Sept., 1989
Ford-Nissan	Avon Lake, Ohio	April, 1992
Toyota (2nd plant)	Georgetown, Ky.	March, 1994
BMW	Greer, S.C.	Sept., 1994
Mercedes	Tuscaloosa, Ala.	Jan., 1997
Toyota	Princeton, Ind.	Jan., 1999
Honda	Lincoln, Ala.	Nov., 2001
Toyota (2nd plant)	Princeton, Ind.	Jan., 2003
Honda (2nd plant)	Lincoln, Ala.	Mid-2004



Looking ahead, North American light vehicle production in 2004 is expected to grow modestly over 2003 levels.

Additionally, revenue growth in this sector is anticipated through the following initiatives:

1) The fully accelerated production of a second Toyota plant in Princeton, Ind.

2) Honda's shipments via NS from its new assembly plant at Lincoln, Ala., which began in October 2003, should accelerate and combine with production from a second plant production at Lincoln, Ala., which is scheduled to be completed and begin shipping during the second half of 2004.

3) Ford's new Freestyle crossover vehicle and Ford-500 sedan are scheduled to begin production for national distribution at its NS-served Chicago assembly plant in mid-2004, replacing the Taurus production that is currently shared with the Ford's Atlanta assembly plant.

4) Continued auto parts rail traffic growth from NS' realigned organization is expected to enhance NS' position in this market and is supported by NS' extensive service network including Just-In-Time (JIT) rail services that combine truck and rail boxcar shipments from multiple non-rail served suppliers.

5) Future growth is anticipated as a result of Mercedes-Benz nearly tripling its production capacity at its Vance, Ala., assembly plant.

6) A new service product, de Mex AutoFlyer, improved service by some 48 hours for auto parts shipments from the Midwest to Mexico for General Motors and other auto manufacturers.

Chemicals

Business Description

The Chemicals Market Group serves shippers and receivers of petroleum products, plastics, sulphur, chlorine and bleaching compounds, industrial chemicals, as well as hazardous and non-hazardous wastes.

2003 Review /2004 Outlook

In 2003, Norfolk Southern's chemical carloads increased modestly, while revenues increased 2% compared with 2002. Strong plastics and industrial intermediates led the volume increases followed by petroleum and environmental as well as miscellaneous chemicals. Overall, improved plant operating rates, strong demand and a generally strengthening economy late in the year resulted in increased carloads. Revenue growth was driven primarily as a result of improved pricing to meet market conditions in addition to improved plastics demand that was fueled by housing starts and automotive production.

Norfolk Southern's Thoroughbred Operating Plan, or TOP, resulted in increased modal conversions. New opportunities resulted in 2,000 annual carloads of new traffic diverted from the waterways and highways.

Looking ahead, Norfolk Southern anticipates 1,600 additional carloads from an asphalt terminal in Port Wentworth, Ga. In addition, among other projects to add both value to customers' business and NS volumes are forward storage for plastics, supply chain optimization efforts and gateway improvements.

NS' focus will remain on improving revenue yield and remaining competitive in the marketplace. Overall, Norfolk Southern expects chemical volume to improve in 2004, primarily due to expectations of a stronger economy, improved plant operating rates and increased purchases of equipment and raw materials.

The price of energy in North America, however, is an area of concern, particularly the price of natural gas and crude oil. Both of these commodities account for a significant percentage of the cost of most chemical products, and high North American prices are encouraging chemical producers increasingly to look offshore for production. Other areas of concern in 2004 are the possibility of downward pressure on auto production and housing starts.

Percent of 2003 Total Revenues



Chemicals
12%

5-Year Carloads and Revenues

Revenue ($Mil.) — Carloads (000)



	1999	2000	2001	2002	2003
Revenue	$633	$743	$738	$755	$772
Carloads	387	443	422	423	426




Canada
Buffalo
Detroit
Willis
Chicago
Whiting
Euclid
Paterson
Elizabethport, NJ
Pittsburgh
Pitcairn
Philadelphia
Edgemoor, DE
Baltimore
Columbus
Norwood (2)
Cincinnati
Petersburg
Louisville
Winston-Salem
Charlotte
Chattanooga
Spartanburg
Dalton
Doraville
Augusta
Jacksonville
Mobile
FEC
Miami

Norfolk Southern Railway System

▲ NS TBT Facilities

● NS TBT Facilities in Shared Assets Areas

Norfolk Southern Railway and its Railroad Operating Subsidiaries

NS Trackage/Haulage Rights

Metals and Construction

Business Description

The Metals and Construction Team serves producers, suppliers, and distributors of metals products, metallic ores, scrap metal, machinery, cement, brick, sand and gravel, and miscellaneous construction materials. Norfolk Southern is the nation's largest transporter of steel.

2003 Review

For the Metals and Construction sector, 2003 traffic volume decreased slightly by 1%, and revenues were up modestly compared with 2002 levels. A 2% increase in construction-related carloads and a 4% increase in revenue was offset by a reduction in metals carloads and revenues of 3% and 2%, respectively.

The downward pressure on metals volumes was exerted primarily by generally soft market conditions for import steel markets. The weakness of the U.S. dollar relative to other currencies resulted in a 53% reduction in NS import slab steel train volumes, which offset modest growth in coil steel and 6% growth in scrap metal volumes. Strength in construction volume was led by increases in cement carloads and revenue. Other construction markets posting increases included lime, industrial sand, and cullet.

2004 Outlook

Metals and construction volumes are expected to grow moderately in 2004. Growth is expected to be driven by market share growth, specifically truck diversions. In addition, expanded partnerships with key customers, re-opened mills, new access to metals and construction facilities, and improved equipment utilization should fuel growth in this sector. Continued growth also is projected from new mills including Steel Dynamics at Columbia City, Ind.; and Ipsco at LeMoyne, Ala.



Percent of 2003 Total Revenues

Metals and Construction
11%



5-Year Carloads and Revenues

Revenue ($Mil.)   Carloads (000)

Year	Revenue ($Mil.)	Carloads (000)
1999	$567	587
2000	$689	757
2001	$674	703
2002	$692	716
2003	$699	710





Norfolk Southern Railway System

- 🔴 Mini Mills
- 🟨 Integrated Mills

Norfolk Southern Railway and its Railroad Operating Subsidiaries

NS Trackage/Haulage Rights

Waterville
Albany
Ayer
Binghamton
Buffalo
Detroit
Cleveland
Chicago
Des Moines
Harrisburg
New York/New Jersey
Philadelphia
Ft. Wayne
Pittsburgh
Baltimore
Indianapolis
Cincinnati
Charleston
Kansas City
Roanoke
Norfolk/Hampton Roads
St. Louis
Louisville
Winston-Salem
Morehead City
Knoxville
Charlotte
Memphis
Chattanooga
Columbia
Birmingham
Atlanta
Charleston
Meridian
Macon
Savannah
Dallas
Brunswick
Jacksonville
New Orleans
Mobile
Canada
FEC
Miami

Paper, Clay and Forest Products

Business Description

Norfolk Southern's Paper, Clay and Forest Products group is responsible for the marketing of all commodities involved with the paper and forest products transportation supply chain from raw materials, such as kaolin, woodchips, pulp and recycled paper, to outbound finished paper, including printing paper, newsprint and pulpboard. This group serves 56 paper mills, with 43 of these facilities located in the Southeast, and many paper distribution centers, sawmills and panel facilities and handles a variety of lumber products to reload centers and end users.

2003 Review

In 2003, carloads increased 1% and revenues increased 5% as a result of improved market conditions, effective yield management and commercial initiatives to attract new business, including highway diversions. The paper and forest industry improved after two sluggish years, mainly due to better operating cost controls and improved domestic demand for paper products.

Paper volumes exceeded 2002 levels in the first three quarters of the year, as the pulpboard and printing paper business benefited from increased domestic orders for consumer products packaging and advertising, respectively. Paper volumes also increased as a result of new, competitive paper business not previously handled by NS in several commercial bids with large paper customers. Newsprint shipments continued to remain soft, largely due to prolonged decline in demand.

During the year, woodchips business increased significantly, as NS-served paper



Percent of 2003 Total Revenues

Paper, Clay and
Forest Products
10%



5-Year Carloads and Revenues

Revenue ($Mil.) Carloads (000)

Year	1999	2000	2001	2002	2003
Carloads (000)	465	491	451	438	443
Revenue ($Mil.)	$578	$630	$612	$603	$634




Waterville
Canada
Albany
Ayer
Buffalo
Binghamton
Detroit
Cleveland
Chicago
Des Moines
Harrisburg
New York/New Jersey
Philadelphia
Ft. Wayne
Pittsburgh
Baltimore
Indianapolis
Cincinnati
Charleston
Kansas City
St. Louis
Louisville
Roanoke
Norfolk/Hampton Roads
Winston-Salem
Knoxville
Charlotte
Morehead City
Memphis
Chattanooga
Columbia
Birmingham
Atlanta
Charleston
Macon
Meridian
Dallas
Brunswick
Jacksonville
New Orleans
Mobile
FEC
Titusville
Miami

Eastern Paper Mills Served by Class I Railroads

- Paper Mills on NS
- Mills Served by Both NS and CSX
- Mills Served by Both NS and BNSF
- Mills Served by NS, BNSF and CSX

Norfolk Southern Railway and its Railroad Operating Subsidiaries

NS Trackage/Haulage Rights

(CSX rail system not shown)



mills experienced shortages and were forced to source wood fiber from more distant suppliers due to wet weather in the Southeast. Woodchips carload growth was fueled by capturing new, long-haul movements from the Midwest and nontraditional Southeast origins. Clay revenue increased over 2002 levels due to a strong increase in revenue per carload and a positive mix effect as NS handled increased long-haul domestic traffic. Lumber volumes were soft in early 2003 despite strong demand due in part to wet weather, a pine beetle epidemic in the Southeast, and several mill closures on NS. In the fourth quarter of 2003, lumber volumes improved as weather in the Southeast and commodity prices improved.

2004 Outlook

In 2004, the U.S. paper industry and NS' paper, clay and forest business is expected to experience modest

growth in line with the general outlook for the domestic economy. NS revenue growth initiatives will focus on converting motor carrier traffic to rail and offering more transload or rail/truck bundled service and pricing options for paper and wood products customers. Going forward, NS expects to release its newly branded transload network of Thoroughbred Lumber Transload Facilities to extend NS' market reach to non-rail

served customers. Engineered wood and substitute wood products continue to make inroads into solid wood markets, and NS is targeting these industries for additional growth. The market for fiber fuel also is an area of potential growth for NS as the U.S. energy policy and Kyoto agreement have generated significant interest in fiber fuels to reduce emissions and generate power from renewable sources.

MODALGISTICS®

Business Description

MODALGISTICS® is a supply chain services group that provides comprehensive logistical solutions by integrating management resources and supply chain technology. MODALGISTICS plans, develops and implements supply chain solutions for rail- and non-rail served customers. The goal is to lower customers' total cost by providing more modal choices, shipment management and better visibility of inventories, while leveraging rail infrastructure, access to distribution facilities and transportation services.

2003 Review

2003 was a successful year for MODALGISTICS as evidenced by a healthy pipeline of customized supply-chain projects and the addition of enhanced technology and services. The business group was engaged in more than 20 supply-chain initiatives that generated more than 11,000 annualized carloads of new rail business for NS. MODALGISTICS continued to expand its customer base by working with a variety of companies, including ADM, Aracruz, Bowater, Georgia Pacific, Kraft Foods, MeadWestvaco, Sunoco and Valero Energy Corporation.

In 2003, MODALGISTICS launched ModalView, which is a web-based supply-chain event management application that provides comprehensive end-to-end shipment and product level visibility to customers. ModalView presently monitors more than 100,000 rail shipments and 20,000 truckload shipments per year for MODALGISTICS' customers. MODALGISTICS also continued to expand its network of distribution facilities, including a new Thoroughbred Bulk Transfer® (TBT) facility at Fayetteville, N.C., to better serve eastern North Carolina and South Carolina and to enhance Norfolk Southern's network of 28 terminals in 16 states. NS also expanded and improved its bulk terminals at Pittsburgh, Pa.; Patterson, N.J.; and Cleveland, Ohio. NS is currently launching a new SteelNet facility in Roanoke, Va.

Norfolk Southern's extensive distribution network includes:

- 177 bulk transfer facilities (including 29 Thoroughbred Bulk Transfer facilities)
- 129 steel distribution centers
- 133 lumber reloads
- 149 paper distribution centers
- 164 food grade warehouses
- 436 general commodity warehouses

2004 Outlook

Looking ahead to 2004, MODALGISTICS will pursue revenue growth by providing value-added and door-to-door services for customers and by leveraging existing assets, such as equipment, service and terminal/ramp/warehouse capacity to improve utilization within the current NS network. MODALGISTICS also plans to enhance its ease-of-doing business for customers by implementing technology initiatives, such as ModalView^{SM} and by providing more bundled services. Paper shippers and receivers also are expected to continue to benefit from Thoroughbred EXTRA, which is MODALGISTICS' customized bundled paper service that includes rail transportation, shipment tracking, inventory management, warehouse management and truck delivery to final destination.



Industrial Development

To promote strategic growth, Norfolk Southern employs a highly sophisticated industrial development program to attract new and expanding businesses to its service territory.

In 2003, NS assisted with the location of 69 new industries and the expansion of another 20. This represents an investment of more than $1.5 billion by NS customers and is expected to create over 7,200 jobs in the 17 states where the plants and expansions are located. NS expects these industrial development efforts to eventually generate more than 85,000 carloads annually.

The largest project of 2003 was Honda Manufacturing of Alabama, LLC. Honda is completing its second automobile assembly plant at Lincoln, Ala., with a combined investment of more than $1 billion. By the end of 2004, NS expects to be handling approximately 25,000 carloads annually from the facility.

Warehouse and distribution projects led the way in 2003. Nearly 40% of new and expanding industries were involved in distribution of products, such as aggregates, lumber, cement, steel, plastics, food, paper, chemicals, and auto parts.

NS works with state and local economic development authorities on projects involving site location and development of infrastructure to connect customers to its rail system. NS provides free and confidential plant location services, including site layout, engineering and logistics assistance.

New projects under construction for completion in 2004 and 2005 include additional auto assembly plants for Toyota at Princeton, Ind., and Mercedes Benz at Vance, Ala. NS also will see the ramp up of coiled steel production at Nucor Steel's new steel mini mill at Decatur, Ala.

The development of new and expanding businesses on NS' network helps to ensure that traffic is renewed, modernized and continues to expand.

The Industrial Development department maintains a computer database of highly detailed site profiles that allows for quick and comprehensive responses to new business opportunities - usually within 24 hours. What puts NS ahead of the competition is the ability to provide full, in-house engineering and consulting services to new business prospects.

NS maintains Industrial Development offices in Atlanta, Ga.; Birmingham, Ala.; Columbia, S.C.; Columbus, Ohio; Detroit, Mich.; Harrisburg, Pa.; Indianapolis, Ind.; Knoxville, Tenn.; Norfolk, Va.; Philadelphia, Pa.; Raleigh, N.C.; Roanoke, Va.; and St., Louis, Mo.

Industrial Development Trends

($ millions)	1999	2000	2001	2002	2003
Projects (new and expanded)	124	117	109	126	89
Estimated investment by industries	$2,841	$2,367	$2,981	$3,964	$1,532
Estimated future annual system carloads	113,759	100,208	95,051	91,135	85,218



Norfolk Southern's History at a Glance

1982 ▶ Norfolk and Western Railway, Southern Railway consolidate

1985 ▶ North American Van Lines acquired

1986 ▶ NS launches Triple Crown Services, Inc., a unique intermodal service using highly efficient RoadRailer® technology

1987 ▶ Plant rationalization program launched to cut 3,500 miles of road (20% of system mileage); voluntary early retirements/separations reduce manpower level by nearly 2,100 employees
▶ Common stock split 3-for-1

1989 ▶ NS completes purchase of 60 million shares (post-split) of common stock and announces second program for an additional 135 million shares (post-split)

1990 ▶ NS wins first Harriman Gold medal for employee safety (the first of fourteen in a row for years 1989-2002)

1991 ▶ Historic rail labor agreement permits reduction of train crew size, reaching two-man crews for all through trains in 1996

1993 ▶ NS sells 50% interest in Triple Crown Services to Conrail, forming a joint venture operation with Conrail for RoadRailer® service in the East

1995 ▶ NS railway operating revenues top $4 billion for the first time

1996 ▶ NS records 16 straight quarters of year-over-year increases in earnings per share
▶ NS initiates third stock purchase program for up to 90 million shares
▶ NS launches $10.5 billion bid to purchase Conrail in response to proposed CSX/Conrail merger
▶ NS suspends third stock purchase program

1997 ▶ NS, CSX agree on joint acquisition of Conrail and a division of Conrail operations
▶ NS acquires 58% of Conrail's common stock for $5.7 billion in cash, financing its acquisition with proceeds from the largest ever investment-grade debt financing of $4.3 billion
▶ NS splits its common stock 3-for-1 effective September 5
▶ NS sets record for railway operating revenues, income from railway operations, railway operating ratio (71.3%), net income and earnings per share excluding Conrail-related items

1998 ▶ NS reaches agreement with the investment firm of Clayton, Dubilier & Rice, Inc., on the sale of its North American Van Lines (NAVL) subsidiary for $207 million.
▶ Surface Transportation Board approves the joint application of NS and CSX to control Conrail

1999 ▶ On June 1, NS and CSX close on Conrail transaction and begin operations on their respective leased assets

2000 ▶ Thoroughbred Technology and Telecommunications (T-Cubed) was formed and it commenced building a telecommunications infrastructure using Norfolk Southern right-of-way and other communications assets.
▶ Pocahontas Land Corporation sells interests in natural gas and timber resulting in a $101 million gain.

2001 ▶ NS commences implementing a new Thoroughbred Operating Plan.
▶ Pocahontas Land Corporation celebrates 100th anniversary

2002 ▶ NS completes the implementation of its new Thoroughbred Operating Plan.

2003 ▶ NS takes top honors in the E.H. Harriman Safety Awards for an unprecedented fourteenth consecutive year for having the safest employees among major railroads in 2002.
▶ NS records highest railway operating revenues in its history of $6.5 billion.

Safe, Well-Maintained System

Norfolk Southern has led the rail industry in safety performance since 1989, winning an unprecedented fourteen consecutive E. H. Harriman Gold Medal Awards for employee safety (1989-2002). The important role safety plays is evident in its inclusion in NS' vision statement.

Employee commitment to safety remained a priority at NS during a time of change and challenge. In 2003, NS continued to set the pace for the railroad industry by finishing with a ratio of 1.35 personal injuries per 200,000 employee hours, which is well below the industry average. The success of NS' safety process can be attributed to the personal commitment of each employee.

Maintaining the enviable position as the safest railroad in the industry allows NS to offer customers a competitive transportation package while also serving the interests of its employees and shareholders. NS looks forward to 2004 as it strives to be the safest transportation company in the world.

Estimated Dollar Damage for Derailment

■ NS ■ Rail Industry - excluding NS



Year	NS	Rail Industry
2003	0.41	
2002	0.31	0.66
2001	0.2	0.76
2000	0.28	0.7
1999	0.19	0.64

Cents per Car-Mile

Ratio of Cars Derailed per Billion Car-Miles

■ NS ■ Rail Industry - excluding NS



Year	NS	Rail Industry
2003	283	
2002	237	267
2001	200	309
2000	246	300
1999	191	298



FRA Reportable Employee Injuries

■ NS ■ Rail Industry - excluding NS



Year	NS	Rail Industry
1999	1.25	3.32
2000	1.44	3.24
2001	1.25	3.2
2002	1.20	3.17
2003	1.35	

Service Initiatives

NS Refines Operations, Improves Service

Norfolk Southern is achieving new levels of service. New performance measurement tools are helping the company target more consistent, higher-value customer service.

New and enhanced tools added to the company's abilities to measure service performance and to make quick adjustments to network operations when necessary. Field personnel are equipped with improved real-time information, helping them to make informed decisions about service and to master performance of their own operations.

The company's Thoroughbred Operating Plan (TOP), the foundation for NS' transportation network, drives greater consistency for merchandise traffic. NS' Commodity Transportation Management System (CTMS), a transportation management system that now includes grain traffic information and the Strategic Intermodal Management System (SIMS), also provides support for improved network operations.

Further driving productivity and efficiency, NS continues its use of remote control locomotive technology in switching operations.

Rail freight transportation essentially comprises three operations: customer pickup and delivery, running the trains, and making the right connections at intermediate yards between origin and destination. NS rolled out new systems in the second quarter of 2003 that enhance the measurement and management of these components in detail. The systems pinpoint performance on a car-level basis, helping to improve consistency and reliability of service for customers.

◗ **Customer pickup and delivery** is a function of moving a rail car between a customer's facility and a local yard at origin and destination. NS created a system called Local Operating Plan Adherence (LOPA) to help manage this transportation segment. The system measures the amount of local switching work actually performed against the work scheduled in a 24-hour period. Field personnel can drill down to identify service issues by region, division, terminal, serving yard, customer or industry route. NS' local switching performance improved from 65% in the second quarter of 2003, when the system was introduced, to 74% in the fourth quarter of 2003.

◗ **Running the trains** from origin to destination is measured best by on-time performance. Running trains according to the operating schedule results in dependable, consistent customer service. NS implemented a set of tools in its Operating Plan Adherence (OPA) system to help manage compliance



Switching Performance 2003*
(percent)

Measurement began in second quarter



On-Time Train Performance
(percent)



Connection Performance 2003*
(percent)

Measurement began in second quarter

with TOP for individual shipments moving over the road from origination to destination yards. The tools measure actual versus scheduled times of arrival and permit better analysis of system operations. Overall on-time train performance improved to 84.3% in 2003.

▶ **Making the right connection** is essential for efficient, on-time transportation operations. The OPA tools provide for measurements of train blocking and terminal connections. The measurement data is supported by NS' Thoroughbred Yard Enterprise System (TYES), newly enhanced as a real-time railroad management tool. TYES now highlights cars that must make a connection on the next train, are in jeopardy of missing connections, and are running late. Blocking plans and car trip plans are compared to

actual results to ensure that the right cars are in the right blocks on the right trains. OPA began at 11 rail yards in the second quarter of 2003 and was integrated at more than 70 yards in the fourth quarter of 2003. In that time, total connection performance held steady around 75%, with major emphasis on continued improvement going forward.

In addition to enhanced operational efficiency and customer service, these new and enhanced systems along with other efforts in 2003 also led to improvements in asset utilization.

▶ Locomotive fuel consumption was reduced by three-fourths of a gallon per carload, saving more than 5 million gallons.

▶ Better asset utilization led to a reduction of more than 5,000 freight cars from the fleet.

▶ Freight car utilization improved 2%.

▶ Locomotive use efficiency increased 2%.

Technology Enhances Customer Service and Operational Efficiency

Norfolk Southern continues to make significant investments in computer and communication technology to improve service delivery and overall operational efficiency. These investments are expected to continue going forward.

New and enhanced systems provide higher-value customer service. New systems rolled out in 2003 measure more aspects of the transportation cycle than ever before.

Operating Plan Adherence (OPA) manages compliance to the operating plan for individual shipments moving over

the road from origination to destination yards. It includes measurement of actual versus estimated times of arrival, train blocking and terminal connections. Blocking plans and car trip plans are compared with actual results to ensure that the right cars are in the right blocks on the right trains.

Local Operating Plan Adherence (LOPA) manages the transportation segment between customer plant and local rail yard at both origin and destination. LOPA ensures that customers' expectations are being met with respect to local service. Day-of-week and time-of-day customer service windows are mutually agreed upon and recorded. It operates through NS' Thoroughbred Yard Enterprise System (TYES) and measures the amount of local switching work actually per-



Revenue Ton-Miles per Gallon of Diesel Fuel

2001	2002	2003
381	379	388



Equipment Rents
($ millions)

2001	2002	2003
$433	$371	$345

formed against the work scheduled in a 24-hour period. This detailed information provides metrics describing how well NS is serving its customers and forms the basis of dialogue between NS and its customers to ensure local service is continually improving.

Operating Plan Developer (OPD) provides flexibility to make adjustments to the network operating plan when required.

The **Thoroughbred Yard Enterprise System** was enhanced in 2003 in the form of "Yellowsheet," which has improved NS' ability to manage yard activity and provide specific performance metrics of yard operations. The enhancements also automate key reporting functions. Additional functionality automatically connects to the crew call system, streamlining this process.

Dynamic Train Service Register

The Dynamic Train Service Register (DTSR) provides a central repository for train schedules. DTSR provides a singular view of train schedules for all systems and is expected to improve Norfolk Southern's operational view of train performance. When fully implemented, DTSR should improve the accuracy of train schedules and provide more realistic estimated arrival times to both customer and internal transportation users.

Locomotive Operational Efficiency Projects

In partnership with New York Air Brake Corp., General Electric Transportation Systems and the Federal Railroad Administration research office, Norfolk Southern is piloting the Locomotive Engineer Assist Display and Event Recorder (LEADER) project. LEADER components are installed on Norfolk Southern locomotives, where they continuously log all operational activities, notably speed, throttle positions, and brake applications. The software accounts for all energy used in moving the train and, over many trips, creates a statistical profile of the operation. That profile is then used to develop the most energy-efficient trip - called a "Golden Run" - and helps engineers to achieve similar results on subsequent trips through real-time prompts that enable them to adjust locomotive throttle and brakes for optimal performance. The resulting improvements in locomotive operations should result in fuel conservation, reduced wear and tear on locomotive parts, and improved safety.

eFreightBill

Implemented in 2003, eFreightBill provides Norfolk Southern's customers with immediate, self-service capability to view and approve their freight bill. Account summary information, freight invoices and demurrage details can be accessed via the web or through customized and downloadable spreadsheets. Freight and demurrage data can be viewed, printed or e-mailed, and billing disputes can be submitted online to the appropriate NS Customer Account Representative. Bills of lading for NS originated traffic also can be viewed and printed. eFreightBill improves efficiency and bill resolution.

Wayside Detectors

In 2003, NS continued to add to its network of wayside detectors via the 'Stress State Project'. These devices, comprised of lasers and other sensors, are built into the track and collect information that provides an early warning system for mechanical defects. During 2004, the newest detectors are scheduled to begin sending messages to NS' car management systems to alert repair shops of developing problems. Railcars will then be flagged for repair before they can damage track or interfere with operations. Future enhancements anticipate integrating these detectors and information systems across rail networks.

Unified Train Control System

The Unified Train Control System (UTCS), which is under development, is expected to provide a single system to replace Norfolk Southern's current train dispatching systems. Providing unprecedented integration between field signals, dispatchers, and other transportation systems, UTCS should improve operational efficiency by providing a broad, accurate view of train operations and network conditions. Integrated automation tools will assist the dispatcher at the tactical level by streamlining many routine tasks. In addition, a Movement Planner should optimize train-dispatching decisions by reacting to network conditions and future planned activities and suggesting the best actions and timings for achieving specific, systemwide performance objectives.

The technology investments made today are expected to have lasting impacts on Norfolk Southern's ability to enhance service consistently, safety and reliability into the future. A focus on performance measurement tools, the electronic capture of timely and accurate information that is passed in real-time fashion to other integrated systems, and the automation of business functions enable Norfolk Southern to provide consistent, reliable service.

Norfolk Southern continued its focus on asset and work force productivity enhancements in 2003 through the development of more cost-effective ways of doing business.

NS launched in 2003 an activity value analysis (AVA) process. The objective of AVA is to take work out of NS' processes – not just reduce head count – in a way that will allow NS to continue to provide improved service for customers.

As part of an effort to address costs, NS initiated a voluntary separation program in September 2003 for nonagreement employees. The program offered three weeks of salary for every year of service, up to a maximum of 100 weeks. It also included free outplacement services and continued medical coverage for one year for those who were not retiring. Retirees will receive medical coverage under the company's regular retiree medical benefits program.

In total, 553 employees were approved for separation, of which 314 also were eligible to retire under the company's retirement plan.

The pretax charge for the program was $107 million, which was reflected in NS' fourth quarter 2003 results and consisted of a cash and non-cash component. The cash component was $66 million for severance benefits and the remainder was an accrual of $41 million for pension and other post-retirement benefit accruals.

Norfolk Southern's average employee head count was more than 35,600 in December 1999. Since then, the company's work force has been reduced through attrition, early retirements and furloughs. NS' employee head count was 28,160 at year-end 2003 following the voluntary separation program.

Notwithstanding the reduction in employees, NS' work force productivity has improved to record levels.



Employee Count
(by month)



Operating Revenue per Employee
($ thousands)
— 2001 — 2002 — 2003



Carloads per Employee
— 2001 — 2002 — 2003



Revenue Ton-Miles per Employee
— 2001 — 2002 — 2003



Financial

Five-Year Financial Review
Norfolk Southern Corporation and Subsidiaries

($ in millions, except per-share amounts)	2003[1]	2002	2001	2000[5]	1999[6]
Results of operations					
Railway operating revenues	$ 6,468	6,270	$ 6,170	$ 6,159	$ 5,242
Railway operating expenses	5,404	5,112	5,163	5,526	4,524
Income from railway operations	1,064	1,158	1,007	633	718
Other income — net	19	66	99	168	164
Interest expense on debt	497	518	553	551	531
Income from continuing operations before income taxes and accounting changes	586	706	553	250	351
Provision for income taxes	175	246	191	78	112
Income from continuing operations before accounting changes	411	460	362	172	239
Discontinued operations[2]	10	—	13	—	—
Cumulative effect of changes in accounting principles, net of taxes[3]	114	—	—	—	—
Net income	$ 535	460	$ 375	$ 172	$ 239
Per share data					
Income from continuing operations before accounting changes — basic and diluted	$ 1.05	$ 1.18	$ 0.94	$ 0.45	$ 0.63
Net income — basic and diluted	$ 1.37	$ 1.18	$ 0.97	$ 0.45	$ 0.63
Dividends	$ 0.30	$ 0.26	$ 0.24	$ 0.80	$ 0.80
Stockholders' equity at year end	$ 17.83	$ 16.71	$ 15.78	$ 15.16	$ 15.50
Financial position					
Total assets	$ 20,596	$ 19,956	$ 19,418	$ 18,976	$ 19,250
Total long-term debt, including current maturities[4]	$ 7,160	$ 7,364	$ 7,632	$ 7,636	$ 8,059
Stockholders' equity	$ 6,976	$ 6,500	$ 6,090	$ 5,824	$ 5,932
Other					
Capital expenditures	$ 720	$ 695	$ 746	$ 731	$ 912
Average number of shares outstanding (thousands)	389,788	388,213	385,158	383,358	380,606
Number of stockholders at year end	52,091	51,418	53,042	53,194	51,123
Average number of employees	28,753	28,970	30,894	33,738	31,166

Notes

[1] 2003 operating expenses include a $107 million charge for a voluntary separation program. Other income — net includes an $84 million charge to recognize the impaired value of certain telecommunications assets. These charges reduced net income by $119 million, or 30 cents per diluted share.

[2] In 1998, NS sold all the common stock of its motor carrier subsidiary, North American Van Lines, Inc. (NAVL), for $207 million and recorded a $90 million pretax ($105 million, or 28 cents per diluted share, after-tax) gain. Results in 2001 include an additional after-tax gain of $13 million, or 3 cents per diluted share, that resulted from the expiration of certain indemnity obligations contained in the sales agreement. Results in 2003 include an additional after-tax gain of $10 million, or 3 cents per diluted share, resulting from the resolution of tax issues related to the transaction.

[3] Net income in 2003 reflects two accounting changes, the cumulative effect of which increased net income by $114 million or 29 cents per diluted share: a change in accounting for the cost to remove railroad crossties, which increased net income by $110 million; and a change in accounting related to a special-purpose entity that leases certain locomotives to NS, which increased net income by $4 million. This entity's assets and liabilities, principally the locomotives and debt related to their purchase, are now reflected in NS' Consolidated Balance Sheet.

[4] Excludes notes payable to Conrail of $716 million in 2003, $513 million in 2002, $301 million in 2001, $51 million in 2000 and $123 million in 1999.

[5] 2000 operating expenses include $165 million in work force reduction costs for early retirement and separation programs. These costs reduced net income by $101 million, or 26 cents per diluted share.

[6] On June 1, 1999, NS began operating a substantial portion of Conrail's properties. As a result, both its railroad route miles and the number of its railroad employees increased by approximately 50 percent on that date.

Net income was $535 million, or $1.37 per diluted share, in 2003. These results include the following:

◗ the cumulative effect of required changes in accounting principles, which increased net income by $114 million, or 29 cents per share;

◗ the costs of a voluntary separation program, which reduced net income by $66 million, or 17 cents per share;

◗ the impairment of certain telecommunications assets, which lowered net income by $53 million, or 13 cents per share; and

◗ a discontinued operations gain of $10 million, or 3 cents per share, related to the 1998 sale of a motor carrier subsidiary.

Absent all of these items, net income would have been $530 milllion, or $1.35 per share, up $70 million, or 15%.

Railway operating revenues were $6.5 billion in 2003, up $198 million, or 3%, compared with 2002, a result of increases in traffic volume and average revenue per carload. General merchandise revenues rose $81 million, or 2%, coal revenues increased $59 million, or 4%, and inter-modal revenues were up $58 million, or 5%.

Railway operating expenses were $5.4 billion, up $292 million, or 6%, while traffic volume was up 2%. The expense increase reflected higher compensation and benefits, including the $107 million cost of the voluntary separation program, and higher diesel fuel prices.

Income from railway operations was $1.1 billion, down $94 million, or 8%, reflecting the costs of the voluntary separation program.

The railway operating ratio was 83.5% in 2003, two percentage points above the 81.5% of 2002. The cost of the voluntary separation program added 1.6 percentage points to the ratio for 2003.

* Includes effect of $165 million work-force reduction charge which reduced net income by $101 million, or 26 cents per diluted share and increased the railway operating ratio by 2.7 percentage points.

** 2003 operating expenses include a $107 million charge for a voluntary separation program which reduced income from railway operations by $107 million and increased the railway operating ratio by 1.6 percentage points.. Other income -- net in 2003 includes an $84 million charge to recognize the impaired value of certain telecommunications assets. These charges reduced income from continuing operations before accounting changes by $119 million, or 30 cents per diluted share.

■ *Reported*



Income from Continuing Operations Before Accounting Changes
($ millions)

1999: $239
2000*: $273 / $172
2001: $362
2002: $460
2003**: $530 / $411



Diluted Earnings per Share from Continuing Operations Before Accounting Changes
(dollars)

1999: $0.63
2000*: $0.71 / $0.45
2001: $0.94
2002: $1.18
2003**: $1.35 / $1.05



Income from Railway Operations
($ millions)

1999: $718
2000*: $798 / $633
2001: $1,007
2002: $1,158
2003**: $1,171 / $1,064



Railway Operating Ratio
(percent)

1999: 86.3
2000*: 89.7 / 87.0
2001: 83.7
2002: 81.5
2003**: 83.5 / 81.9

Diesel Fuel Expenses

Diesel fuel prices increased significantly in 2003 driven earlier in the year by Operation Enduring Freedom. Prices generally remained high throughout the year relative to historic prices due primarily to the prospects of strengthening oil demand, oil supply concerns and other OPEC actions, and more recently, a weak U.S. dollar.

Fluctuations in fuel prices have a significant impact on NS' financial results, a $0.01 per gallon increase in fuel prices increases annual expense by $5 million. Norfolk Southern began a program in 2001 to hedge a portion of its diesel fuel consumption. The intent of the program is to assist in the management of NS' aggregate risk exposure to fuel price fluctuations, which can significantly affect operating margins and profitability. NS' fuel hedging program in 2003 helped produce more stable and predictable adjusted fuel prices throughout the year.

Diesel fuel costs represented approximately 7% of NS' operating expenses for 2003. The program provides that NS will not enter into any fuel hedges with a duration of more than 36 months, and that no more than 80% of NS' average monthly forecasted fuel consumption will be hedged for each month within any 36-month period.

As of Dec. 31, 2003, through swap transactions, NS has hedged approximately 63% of its expected 2004 diesel fuel requirements. The effect of the 2004 hedges is to yield an average cost of 78 cents per hedged gallon, including federal taxes and transportation.



Diesel Fuel Expense Analysis - Year over Year
(Expense variance - $ millions)



Diesel Fuel Costs
(Average cost per gallon)

Debt Information

Historically, NS has maintained a debt-to-total capital ratio well below today's levels. However, in order to finance its purchase of 58% of Conrail's stock, long-term debt has increased. Nevertheless, NS continues to maintain one of the highest credit ratings among major U.S. railroads with senior unsecured debt ratings of: Moody's: Baa1 and S&P - BBB. As free cash flow strengthens, a primary use of the cash will be to pay back debt.

NS has maintained these ratings despite a relatively high debt-to-total capitalization ratio because of the limited amount of lease obligations it has compared to other railroads. Also, NS' balance sheet reflects well-maintained modern assets, which are largely owned.

Norfolk Southern reduced long-term debt by $1,140 million, excluding defeased debt and a synthetic lease, since the beginning of 2000, and NS' share of Conrail's long-term debt declined $288 million. The total reduction in debt obligations was $1,428 million. In 2003, year-end cash and short-term investments totaled $286 million.

NS focused on debt reduction in 2003 and initiated no new debt offerings. To comply with new accounting rules, NS did add debt to its balance sheet in 2003 related to an existing synthetic lease.

Fixed vs. Floating Rate Debt*
(As of December 31, 2003)



Debt-to-Total Capitalization
(percent)



Total Debt*
($ millions)



*Excludes notes payable to Conrail

Commitment to Shareholder Value

Norfolk Southern focused on strengthening its financial position during 2003.

The company's improvement during the year helped to produce higher earnings per share as compared with each of the previous three years. The price of NS stock rose in 2003.

NS also has a long history of paying a dividend to shareholders. Until recently, NS paid a dividend at a rate well above the average of other dividend-paying companies in the S&P 500. In July 2003, NS announced its second dividend increase since reducing it in 2001, to $0.08 per share, a 14% increase from the recent dividend level of $0.07 per share.

Average Shares Outstanding

(millions)



380.6
383.4
385.2
388.2
389.8
1999
2000
2001
2002
2003

Dividends per Share



$0.80
$0.80
$0.24
$0.26
$0.30
1999
2000
2001
2002
2003

Stock Price

High Low - Close



$36.44
$20.50
$19.63
$22.75
$13.31
$11.94
$24.11
$18.33
$13.41
$26.98
$19.99
$17.20
$24.62
$23.65
$17.35
1999
2000
2001
2002
2003

Compounded Total Return to Shareholders

(percent)

NS S&P 500



21.0
(33.5)
(31.2)
(9.1)
39.5
(11.9)
10.4
(22.1)
20.1
28.7
1999
2000
2001
2002
2003

Capital Expenditures

NS maintains its roadway and equipment in superior condition – an important element of NS' long-term competitive advantage. Through continuous investment in its assets, NS expects to achieve greater efficiencies and the highest levels of safety and customer service for its growing markets.

NS' capital expenditures reflect not only its high standard in maintaining its plant and equipment, but also its spending in connection with the 1999 expansion of the network. Such spending involved capacity enhancement projects that will facilitate the future growth expected on the system.

In 2004, NS plans to spend $810 million on capital improvements.

Anticipated spending includes $517 million for roadway projects and $258 million for equipment.

In roadway improvements, the largest expenditure will be $384 million for rail, crosstie, ballast and bridge programs. In addition, $29 million is provided for communications, signal and electrical projects, $19 million for maintenance-of-way equipment and $16 million for environmental projects and public improvements, such as grade-crossing separations and crossing signal upgrades.

Equipment spending includes $178 million to purchase 100 six-axle locomotives, upgrade existing locomotives, certify and rebuild 390 multi-level automobile racks and purchase 212 bi-level racks at the end of their lease. Equipment spending also includes $42 million for projects related to computers, systems and information technology.

Business and industrial development initiatives total $64 million and include roadway and equipment spending for increased track capacity and access to coal receivers, bulk transfer facilities, and vehicle production and distribution facilities; investments in intermodal terminals and equipment to add capacity to the intermodal network; and additional investments in Norfolk Southern's Triple Crown Services and TransWorks subsidiaries.



Capital Expenditures
($ millions)

$917 $746 $695 $720 $810
2000 2001 2002 2003 2004 Est.

■ *Including locomotive leases*

Plant and Equipment

Roadway

Norfolk Southern's network of more than 21,500 route miles blankets much of the eastern United States. This extensive coverage allows NS to better serve customers and to compete in today's marketplace. NS is focused on making the best use of its resources to serve these customers and its shareholders. With the change in markets and business demands, NS is making targeted investments in specific growth areas and reallocating resources to maximize NS' growth potential.

NS maintains its roadway to high standards. A well-maintained system is a safer system and results in fewer derailments and better service.

Locomotives

NS continuously pursues maximizing returns on investment in its locomotive fleet. Locomotive utilization teams are focused on the task of achieving the highest levels of efficiency from NS' locomotive fleet while simultaneously satisfying customer needs. As part of a steady program of locomotive replacement, NS announced in its 2004 capital budget that it plans to take delivery of 100 new six-axle high adhesion locomotives. The new locomotives are much more efficient and reliable than the locomotives being retired. This will allow NS to reduce fleet maintenance costs and improve fuel efficiency. New transportation systems that optimize traffic flows will be instrumental to NS' utilization improvement efforts.

Freight Cars

NS also strives to attain the highest levels of utilization from its fleet of freight cars, and those of its customers and other railroads. Moving cars expeditiously on the network not only improves returns on invested capital and saves on car hire costs, but also results in improved customer service. Installation of the Thoroughbred Operating Plan, or TOP, was successfully completed in 2002 and is



Miles of Road Operated

1999	2000	2001	2002	2003
21,788	21,759	21,569	21,558	21,520



Railway Operating Revenues per Carload

1999	2000	2001	2002	2003
$879	$900	$931	$933	$943



Railway Operating Expense per Carload

1999	2000	2001	2002	2003
$759	$783	$779	$761	$788

Plant and Equipment (continued)

an integral part of NS' business growth. TOP continues to position the company to improve service consistency, reliability and productivity. TOP provides metrics to better understand root-cause problems associated with variation in train performance. These measurements are the focus of the Operating Plan Adherence (OPA) project, which is expected to improve blocking compliance, and connection performance and to provide additional data displays to assist the field operations work force. In the coming year, the ability to measure shipment performance against the operating plan will be implemented and distributed to customers.

Making sure cars are routed in the most efficient manner on NS' network is critical to optimizing utilization. The more trips cars can make on the system during a given time period, translates into fewer cars needed by NS and its customers need. This results in lower investment costs, lower maintenance costs and higher customer satisfaction. E-cars, the NS Internet-based car ordering system, has enhanced equipment demand forecasting. Cross-departmental teams dedicate considerable attention to coordinating the complex effort of maximizing freight car utilization. Achieving such efficiencies is the primary goal of NS' information systems, such as its Thoroughbred Yard Enterprise System (TYES), Algorithmic Blocking and Classification (ABC), Commodity Transportation Management System (CTMS), Strategic Intermodal Management System (SIMS), and Integrated Transportation Management System (ITMS).

Locomotives Owned and Leased



Freight Cars Owned and Leased



2003 Freight Car Breakdown





Board of Directors
As of Feb. 1, 2004

Gerald L. Baliles, 63, of Richmond, Va., is a partner in the law firm of Hunton & Williams, a business law firm with offices in several major U.S. cities and international offices in Bangkok, Brussels, London and Hong Kong. His board service began in 1990; his current term expires in 2005.

Gene R. Carter, 64, of Alexandria, Va., is executive director and chief executive officer of the Association for Supervision and Curriculum Development, among the world's largest international education associations. His board service began in 1992; his current term expires in 2005.

Alston D. Correll, 62, of Atlanta, Ga., is chairman, chief executive officer and president of Georgia-Pacific Corporation. His board service began in 2000; his current term expires in 2004.

David R. Goode, 63, of Norfolk, Va., is chairman, president and chief executive officer of Norfolk Southern Corporation. He joined Norfolk and Western Railway in 1965 and was named chief executive officer of Norfolk Southern in 1992. His board service began in 1992; his current term expires in 2006.

Landon Hilliard, 64, of New York City, is a partner in Brown Brothers Harriman & Co., a private bank in New York City. His board service began in 1992; his current term expires in 2004.

George D. Johnson Jr., 61, of Spartanburg, S.C., is chief executive officer of Extended Stay America, Inc., a company that develops, owns and manages three brands of extended stay hotels. His board service began in July 2003; his current term expires in 2004.

Burton M. Joyce, 61, of Penhook, Va. is chairman of IPSCO, a leading electric-furnace, flat-rolled steel producer. His board service began in November 2003; his current term expires in 2004.

Steven F. Leer, 51, of St. Louis, is president and chief executive officer of Arch Coal, Inc., the nation's second largest coal producer. His board service began in 1999. His current term expires in 2006.

Jane Margaret O'Brien, 50, of St. Mary's City, Md., is president of St. Mary's College of Maryland. Her board service began in 1994; her current term expires in 2004.

Harold W. Pote, 57, of New York City, is regional banking group executive of J.P. Morgan Chase & Co. His board service began in 1988; his current term expires in 2006.

J. Paul Reason, 62, Admiral, USN, retired, of Norfolk, Va., is president and chief operating officer of Metro Machine Corporation, a ship repair company. His board service began 2002; his current term expires in 2005.



Corporate Information

Officers as of Feb. 1, 2004

David R. Goode, chairman, president and chief executive officer
L. I. Prillaman, vice chairman and chief marketing officer
Stephen C. Tobias, vice chairman and chief operating officer
Henry C. Wolf, vice chairman and chief financial officer
John F. Corcoran, senior vice president public affairs
James A. Hixon, senior vice president legal and government affairs
Tony L. Ingram, senior vice president transportation network and mechanical
Henry D. Light, senior vice president law
Mark D. Manion, senior vice president transportation operations
Kathryn B. McQuade, senior vice president finance
Charles W. Moorman, senior vice president corporate planning and services
John P. Rathbone, senior vice president administration
John M. Samuels, senior vice president operations planning and support
Donald W. Seale, senior vice president marketing services
Daniel D. Smith, senior vice president energy and properties
Deborah H. Butler, vice president customer service
James E. Carter Jr., vice president internal audit
Joseph C. Dimino, senior general counsel
Cindy C. Earhart, vice president information technology
Terry N. Evans, vice president operations planning and budget
Robert C. Fort, vice president public relations
William A. Galanko, vice president taxation
Robert E. Huffman, vice president intermodal operations
H. Craig Lewis, vice president corporate affairs
Mark R. MacMahon, vice president labor relations
Michael R. McClellan, vice president intermodal marketing
Bruno Maestri, vice president public affairs
Robert E. Martínez, vice president business development
Thomas H. Mullenix Jr., vice president human resources
William J. Romig, vice president and treasurer
James A. Squires, vice president law
Marta R. Stewart, vice president and controller
Charles J. Wehrmeister, vice president safety and environmental
F. Blair Wimbush, senior general counsel
Gary W. Woods, vice president engineering
Dezora M. Martin, corporate secretary

Common Stock Information

Stock symbol: NSC on the New York Stock Exchange (NYSE)
Newspaper listings: NorflkSo

Stock Transfer Agent

For assistance with lost certificates, transfer requirements and the Dividend Reinvestment Plan, contact:
Registrar and Transfer Agent
The Bank of New York
101 Barclay St. - 11E
New York, N.Y. 10286
(866) 272-9472

Dividends

At its January 2004 meeting, the Corporation's Board of Directors declared a quarterly dividend of 8 cents per share on its common stock, payable March 10, 2004, to stockholders of record on Feb. 6, 2004.

Norfolk Southern Corporation pays quarterly dividends on its common stock, usually on or about March 10, June 10, Sept. 10, and Dec. 10. The Corporation has paid 86 consecutive quarterly dividends since its inception in 1982.

Dividend Reinvestment Plan

Stockholders whose names appear on their stock certificates (not a street or broker name) are eligible to participate in the Dividend Reinvestment Plan.

The Plan provides a convenient, economical and systematic method of acquiring additional shares of the Corporation's common stock by permitting eligible stockholders of record to reinvest dividends.

The Plan's administrator is The Bank of New York. For additional information, dial (866) 272-9472.

Annual Meeting of Stockholders

May 13, 2004, at 10 a.m. CDT
The Eric P. Newman Education Center
320 S. Euclid
St. Louis, MO

Financial Inquiries

Portfolio managers, registered representatives and security analysts are invited to direct their financial questions to:

Henry C. Wolf
Vice Chairman and CFO
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Va. 23510-9215
757/629-2650

Financial materials also are available by calling 800/531-6757.

Investor Inquiries

(at the same address):

William J. Romig
Vice President and Treasurer
757/629-2780

Leanne D. McGruder
Director, Investor Relations
757/629-2861
e-mail: leanne.mcgruder@nscorp.com

World Wide Web address:

www.nscorp.com

Please visit Norfolk Southern's web site (Investors Section) for such useful online information as:

- Annual Reports
- Press Releases
- Management Speeches
- Quarterly Financial Information
- Links to SEC Filings and much more